:----------:
:  FORM 4  :
:----------:

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

|X| CHECK THIS BOX IF NO LONGER SUBJECT TO SECTION 16. FORM 4
    OR FORM 5 OBLIGATIONS MAY CONTINUE. SEE INSTRUCTION 1(b).

================================================================================
1. Name and Address of Reporting Person*

    Societe de Gerance de Valeurs Mobilieres
   -----------------------------------------------------------------------------
   (Last)                     (First)                       (Middle)


    89 rue Taitbout
   -----------------------------------------------------------------------------
                                    (Street)

   75009 Paris, France
   -----------------------------------------------------------------------------
   (City)                     (State)                       (Zip)
================================================================================
2. Issuer Name and Ticker or Trading Symbol

   Crown Cork & Seal Company, Inc.    CCK
   -----------------------------------------------------------------------------
================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)

   None
   -----------------------------------------------------------------------------
================================================================================
4. Statement for Month/Year

   March 1998
   -----------------------------------------------------------------------------
================================================================================
5. If Amendment, Date of Original (Month/Year)


   -----------------------------------------------------------------------------
================================================================================
6. Relationship of Reporting Person to Issuer (Check all applicable)

   _____ Director                       _X__ 10% Owner
   _____ Officer (give title below)     ____ Other (Specify below)


   -----------------------------------------------------------------------------
================================================================================
7. Individual or Joint/Group Filing (Check applicable line)

   __X__ Form filed by one Reporting Person
   _____ Form filed by more than one Reporting Person
   -----------------------------------------------------------------------------
================================================================================

*  If the Form is filed by more than one Reporting Person, see Instruction
4(b)(v).

TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED


1.Title of Security    2.Trans-     3.Trans-       4.Securities Acquired (A)    5.Amount of         6.Ownership     7.Nature of
  (Instr. 3)             action       action         or Disposed of (D)           Securities Bene-    Form: Direct    Indirect
                         Date         Code           (Instr. 3, 4 and 5)          ficially Owned      (D) or          Beneficial
                         (Month/      (Instr. 8)     ------------------------     at End of           Indirect (I)    Ownership
                          Day/      ------------     Amount   (A) or  Price       Month (Instr.       (Instr. 4)      (Instr. 4)
                          Year)     Code      V               (D)                 3 and 4)
-------------------    ---------    ------------     ------------------------   ------------------  --------------  ---------------

Common Stock, par      3/2/98       S         V      4,093,826  D     $49.00    6,599,577 shares    I               By Compagnie
value $5.00 per                                        shares                                                       Generale
share                                                                                                               d'Industrie
                                                                                                                    et de
                                                                                                                    Participations
                                                                                                                    (an indirect
                                                                                                                    subsidiary
                                                                                                                    of Societe de
                                                                                                                    Gerance de
                                                                                                                    Valeurs
                                                                                                                    Mobilieres)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                                                     (Print or Type Responses)



 TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


1.   Title of Derivative Security (Instr. 3)

     4.5% Convertible Preferred Stock, par value $41.8875 per share
     ---------------------------------------------------------------------------
================================================================================
2.   Conversion or Exercise Price of Derivative Security

     $45.97*
     ---------------------------------------------------------------------------
================================================================================
3.   Transaction Date (Month/Date/Year)

     3/2/98
     ---------------------------------------------------------------------------
================================================================================
4.   Transaction Code (Instr. 8)
           Code                          V
     ------------------            ------------
             S                           V
================================================================================
5.   Number of Derivative Securities Acquired (A) or Disposed of (D)
     (Instr. 3, 4, and 5)
            (A)                          (D)
     ------------------            ----------------
                                      3,660,300
                                        shares
================================================================================
6.   Date Exercisable and Expiration Date (Month/Day/Year)
          Date Exercisable              Expiration Date
     ------------------------      ------------------------
              2/26/96*                     2/26/00**
================================================================================
7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
           Title                   Amount or Number of Shares
     ------------------            --------------------------
     Common Stock,                      3,335,125 shares*
     par value $5.00
     per share
================================================================================
8.   Price of Derivative Security (Instr. 5)

     $46.00
================================================================================
9.   Number of Derivative Securities Beneficially Owned at End of Month
     (Instr. 4)

     0 shares
     ---------------------------------------------------------------------------
================================================================================
10.  Ownership Form of Derivative Security: Direct (D) or Indirect (I)
     (Instr. 4)

     I
     ---------------------------------------------------------------------------
================================================================================
11.  Nature of Indirect Beneficial Ownership (Instr. 4)

     By Compagnie Generale d'Industrie et de Participations (an indirect subsidiary of Societe de Gerance de Valeurs Mobilieres)
     ---------------------------------------------------------------------------
================================================================================

Explanation of Responses:

* At any time after the date of initial issuance of the 4.5% Convertible Preferred Stock, each share of Crown 4.5% Convertible Preferred Stock will be convertible at the option of the holder into fully paid and nonassessable shares of Common Stock, at the rate of that number of shares of Common Stock for each share of 4.5% Convertible Preferred Stock that is equal to the par value of such share divided by the Conversion Price applicable per share of Common Stock. The "Conversion Price" applicable per share of Common Stock will initially be an amount equal to 1.0975 times the par value of the 4.5% Convertible Preferred Stock and is subject to adjustment as set forth in Crown Cork & Seal Company, Inc.'s ("Crown") articles of incorporation.

** On the Latest Mandatory Conversion Date, which is the fourth anniversary of the date of original issuance of the 4.5% Convertible Preferred Stock, all of the 4.5% Convertible Preferred Stock will convert into shares of Common Stock as set forth in Crown's articles of incorporation. In addition, if, at any time prior to the Latest
     Mandatory Conversion Date less than 30% of the number of shares of 4.5% Convertible Preferred Stock initially issued remain outstanding, the remaining shares of 4.5% Convertible Preferred Stock will, at the election of Crown and after notice has been provided, convert into shares of Common Stock as set forth in Crown's articles of incorporation.


                         /s/ LOUIS-AMEDEE DE MOUSTIER            March 27, 1998
                      ---------------------------------------    ---------------
                       ***Signature of Reporting Person                Date
                             Louis-Amedee de MOUSTIER
                             Chairman and CEO

*** Intentional misstatements or omissions of facts constitute Federal Criminal Violations
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                                                          Page 2